Central Pacific Plaza PO Box 3590 Honolulu Hawaii 96811-3590 Telephone 808-544-0500 Fax Line 808-531-2875

December 26, 2008

Mr. Kevin W. Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Central Pacific Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Periods Ended March 31, June 30 and September 30, 2008
File No. 001-31567

Dear Mr. Vaughn:

This letter constitutes the response of Central Pacific Financial Corp., a Hawaii corporation (the “Company”), to the comment letter of the Securities and Exchange Commission (the “Commission”) dated December 11, 2008. If after reviewing this letter, the Commission has further concerns or comments, we would be pleased to provide any necessary additional information.

In our letter, we refer to the Staff of the Commission as the “Staff” and to the Form 10-K for the fiscal year ended December 31, 2007 and December 31, 2008 as the “2007 Form 10-K” and “2008 Form 10-K,” respectively. We refer to the Form 10-Q for the fiscal quarter ended March 31 and June 30, 2008 as the “Q1 2008 Form 10-Q” and “Q2 2008 Form 10-Q,” respectively.

Comment numbering used for each response set forth below corresponds to the comment numbering used in the Staff’s letter.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, beginning on page 48

Note 1. Summary of Significant Accounting Policies, page 56

Reclassifications and Corrections, Page 56

1.
Please refer to your response to prior comment 2 of our comment letter dated October 16, 2008. Regarding your proposed revisions to future fillings, please include language that the correction of out of period amounts was also not material to the periods in which the errors originated, as set forth in your response. Also, please footnote the rate reconciliation table in future filings to disclose the quantitative effect of the corrections on the specific line item of your rate reconciliation.

Response:

The Company notes the Staff’s comment and in relevant future filings will include language that the correction of out of period amounts was not material to the periods in which the errors originated. Furthermore, the Company will also footnote the rate reconciliation table in those future filings to disclose the quantitative effect of the corrections on the specific line item of the rate reconciliation.

Goodwill and Other Intangible Assets, page 59

2.
We note your response to prior comment 3 from our comment letter dated October 16, 2008 regarding the valuation methodologies used to determine the fair value of your reporting units. Please respond to the following questions regarding the different methodologies used:

•
Tell us why you decided to only use one valuation methodology for your commercial real estate reporting unit and two methodologies (capitalized earnings and guideline company method) to determine the fair value of your Hawaii market reporting unit.

Response:

For the Commercial Real Estate reporting unit, the Company concluded that a market approach was not appropriate in light of the rapid deterioration in the California real estate sector.  This deterioration led to uncertainty in the marketplace and made it difficult to reliably adjust market multiples to account for this volatility.  As a result, the Company relied solely on the use of a discounted cash flow methodology.

Consistent with past practice for the Hawaii Market reporting unit, the Company determined that there were appropriate market metrics for guideline companies and sufficient underlying financial information was available to support the use of a market approach.  Accordingly, the Company was able to apply both an income approach (capitalized earnings method) and a market approach (guideline company method) for this reporting unit.

•	Tell us why you performed a more limited capitalized earnings method for determining the fair value of your Hawaii Market, as opposed to a discounted cash flows method.

Response:

The Company utilized the capitalized earnings method instead of a discounted cash flow method to value its Hawaii Market reporting unit based on the stability of its forecasted earnings stream.  The financial performance of the Hawaii Market reporting unit has been, and is expected to remain, relatively stable in comparison to the Commercial Real Estate reporting unit.  This stability is primarily attributable to the fact that the Hawaii Market reporting unit’s operations are conducted exclusively in the state of Hawaii, which has not experienced the same challenging market conditions faced on the mainland.  Accordingly, the Company concluded that the use of the capitalized earnings method, in combination with the guideline company method, provided a reasonable indication of fair value.

When completing future goodwill impairment tests, the Company will continue to evaluate the methodologies used to ensure that the derived fair values for each of its reporting units are appropriate and properly consider current market conditions.

•	Tell us whether a control premium assumption was used in the guideline company method. If so, please tell us what the assumption was and how it was derived.

Response:

A control premium assumption of 20% and 24% was used in the Guideline Company approach at June 30, 2008 and December 31, 2007, respectively. These percentages were derived from industry-based transaction control premiums of recently completed acquisitions of banks and thrifts using the following two screening criteria: (1) transactions involving US banks and thrifts with asset sizes ranging from $250 million to $5 billion and (2) banks and thrifts located in the states of Hawaii, California, Oregon, and Washington.

•
Tell us how you selected the 10 publicly traded guideline companies. As part of your response, please tell us whether you assumed any different multiples for allocation methods to account for any differences between your Hawaii Market and the comparable companies.

Response:

Guideline companies were selected based on the following criteria:

•	Each company was engaged in regional commercial banking operations in the western region of the United States;

•	The lines of businesses of each company were closely-aligned with that of our Hawaii Market reporting unit;

•	Each company was reasonably comparable in size to our Hawaii Market reporting unit in terms of total assets and similar loan composition; and

•	Adequate financial information about each company was publicly available.

After identifying a preliminary list of potential guideline companies, the Company researched and reviewed the business description of each company. The Company then eliminated institutions that were not involved in similar lines of business or did not face opportunities and risks similar to the Hawaii Market reporting unit. Based on this qualitative process, the Company selected the 10 publicly traded companies most similar to the Hawaii Market reporting unit.

In order to account for relative differences between our Hawaii Market reporting unit and the guideline companies with respect to size, risk, growth, and profitability, the Company considered several multiples and incorporated both an earnings multiple (both pre-tax and after-tax) and a tangible book value multiple (excluding goodwill and other intangible assets). Inclusion of an earnings multiple provided the Company with an estimate of fair value based on the earnings capacity of the Hawaii Market reporting unit in comparison to the comparable companies; whereas inclusion of a tangible book multiple provided the Company with an estimate of fair value based on the Hawaii Market reporting unit’s tangible equity in comparison to the comparable companies.

•
Tell us the fair values of the Hawaii Market reporting unit under both of your methodologies and whether you performed any analysis to understand any significant differences between the two methodologies. Additionally, please tell us how you ultimately arrived at the fair value estimate you arrived at (i.e. weighting of the two methodologies).

Response:

The fair value of the Hawaii Market reporting unit for each methodology used was as follows:

	At December 31, 2007	At June 30, 2008
	(Dollars in thousands)

Capitalized Earnings	$365,300	$332,600
Guideline Company	368,150	327,500

Difference ($)	$(2,850)	$5,100

Difference (%)	-1%	2%

At December 31, 2007, the Company applied a weighting of 30% and 70% to the capitalized earnings and guideline company methods, respectively.  At June 30, 2008, the capitalized earnings and guideline company methods were weighted 50% each.

Because the fair values derived under both methodologies were consistent at both December 31, 2007 (difference less than 1%) and June 30, 2008 (difference less than 2%), an analysis to understand the differences between the two methodologies was not considered necessary.  In addition, because the derived fair values under both methodologies were so similar, adjusting the relative weighting of the two methodologies would not have resulted in a material difference to the fair values ultimately used as of each valuation date.

•	Tell us why you increased the long-term growth rate assumption by 1.0% from December 31, 2007 to June 30, 2008 in your capitalized earnings methodology.

Response:

During the first and second quarters of 2008, the Hawaii Market reporting unit reported improved net interest income and non-interest income from the preceding quarters. This improvement was largely attributable to enhancements made to the reporting unit’s branch infrastructure and significant growth in its residential mortgage operation. Additionally, in July 2008, the Company finalized and announced plans to expand its wealth management line of business. Based on these enhancements and the Company’s renewed emphasis on investing in and growing its core Hawaii franchise, the Company believes a 3.0% long-term growth rate is a reasonable proxy for its future income expectations.

•	Tell us what discount rates you used under the capitalized earnings methodology and how you arrived at those estimates.

Response:

The Company utilized a discount rate of 12.75% and 14.60% at December 31, 2007 and June 30, 2008, respectively. The discount rates used equaled the Company’s estimate of its cost of equity capital. To calculate its cost of equity capital, the Company utilized the Capital Asset Pricing Model (CAPM).

When applying the CAPM,  the Company’s cost of equity capital was derived by adjusting the “risk free rate” (20-year US Treasury rate) at the time of the valuation by an estimated equity risk premium based on industry data and an “equity beta” specific to the guideline companies selected.  These results were then adjusted for “unsystematic risk factors,” including a “size premium” and company specific risks. The methodology used to select guideline companies was generally consistent with the methodology described above.

•	Tell us whether your capitalized earnings methodology contained any normalization adjustments and if so, how they impacted your analysis.

Response:

The Company incorporated a normalization adjustment for its provision for loan and lease losses.  This normalization adjustment increased the net income amount used in the Company’s capitalized earnings approach by approximately $3.1 million.

•	Tell us the nature of the capital requirement charge under your capitalized earnings methodology, and how that impacts your analysis.

Response:

The Company’s use of a capital requirement charge was necessary to reflect the fact that the Hawaii Market reporting unit needs to retain a certain level of capital to fund future growth. The capital requirement charge used in the Company’s analysis was a 7.0% tangible equity to tangible assets ratio. This capital requirement charge reduced the amount of cash flows available to common equity holders in the Company’s analysis.

•
Tell us the implied control premiums derived from the reconciliation to market capitalization you performed as of June 30, 2008 and December 31, 2007. Additionally, please provide us with more information about the research performed by SNL Financial related to control premiums.

Response:

The implied control premiums derived from our reconciliation to the Company’s market capitalization was 15.5% and 31.7% at June 30, 2008 and December 31, 2007, respectively.

In assessing the reasonableness of the implied control premiums at each valuation date, the Company considered observable transaction premiums from comparable companies that have been acquired in private transactions (including mergers and acquisitions).  The implied control premium at June 30, 2008 was on the low end of these comparable transaction premiums, whereas the implied control premium at December 31, 2007 was on the high end.  To ensure the reasonableness of the implied control premium at December 31, 2007, the Company also considered recent trends in its market capitalization leading up to the valuation date as follows:

At November 30, 2007 and December 24, 2007, the Company’s market capitalization was $587.8 million and $573.7 million, respectively.  Based on the derived fair values of the Company’s reporting units at December 31, 2007, these market capitalizations resulted in implied control premiums of 18.8% and 21.8% for each respective period.  On December 31, 2007, the Company’s market capitalization dropped to $530.8 million, which increased the implied control premium to 31.7% at the valuation date.  The Company believes that the increase in the implied control premium to 31.7% during the last week of December 2007 was attributable to uncertainty surrounding the magnitude of the Company’s exposure to the California residential construction sector and the overall volatility in the equity markets.  Subsequent to its Q4 2007 earnings release in January 2008, in which the Company quantified its exposure to the California residential construction market, the Company’s implied control premium decreased to 15.3% in February 2008.  In light of the volatility of its market capitalization in the periods surrounding the valuation date, the Company ultimately concluded that its implied control premium of 31.7% was reasonable as of December 31, 2007.

Observable transaction premiums were identified based on a search of publicly available data within SNL Financial. Accordingly, SNL Financial was exclusively used as a source of data and did not perform any research on behalf of the Company.

•
Tell us whether the report issued by Deloitte and Touche Financial Advisory Services, LLP (D&T) was a recommendation of value, or some lower value methodology such as calculation of value. Additionally, please tell us whether there were any limitations on the procedures to be performed by D&T.

Response:

The report issued by Deloitte and Touche Financial Advisory Services, LLP (Deloitte and Touche), summarizes its valuation consulting services to provide estimates of fair value of the Company’s reporting units as of June 30, 2008 and December 31, 2007 in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.  There were no limitations placed on Deloitte and Touche’s procedures.

3.
Please refer to your response to prior comment 2 of our October 16, 2008 letter. Regarding your core deposit premium, it is not clear to us why you assert in your response that none of these events or changes in circumstances set forth in paragraph 8 of SFAS 144 were present as these factors are similar to the ones that resulted in the review of the carrying amount of your goodwill for your Hawaiian operations as of June 30, 2008 and December 31, 2007. In this regard, it would appear that you performed at least one interim goodwill impairment test based on one of the events and circumstances outlined in paragraph 28 of SFAS 142. Please advise, including how you considered the change in business climate and legal factors set forth in paragraph 8(c) of SFAS 144.

Response:

The triggering events that led to the interim review of the carrying amount of the Company’s goodwill were the deterioration in the California residential construction market and the resultant decline in the Company’s market capitalization.  These events were directly related to the Commercial Real Estate reporting unit, but were not related to the Hawaii Market reporting unit (which includes the entire balance of the core deposit premium).

Despite the negative impact that the triggering events had on the Commercial Real Estate reporting unit, the financial performance and operating fundamentals of the Hawaii Market reporting unit (on a stand-alone basis) remained stable.  Accordingly, Management concluded that there were no events or changes in circumstances indicating that the carrying amounts of the assets assigned to the Hawaii Market reporting unit were not recoverable in accordance with paragraph 8 of SFAS 144.

Despite the absence of triggering events attributable to the Hawaii Market reporting unit, Management included the Hawaii Market reporting unit in its interim test of goodwill in order to properly reconcile the combined fair values of the Company’s reporting units to its overall market capitalization.  The fact that the impairment tests performed at December 31, 2007 and June 30, 2008 both concluded that the carrying value of the Hawaii Market reporting unit (including the core deposit premium) was not impaired further supported Management’s conclusion that there were no events or changes in circumstances indicating that the assets belonging to this reporting unit were not recoverable.

4.
Please refer to your response to prior comment 2 of our October 16, 2008 letter. In regards to your proposed future disclosures, please include in those disclosures a discussion of the following and provide us a draft of your proposed revisions:

•	The fact that you had triggering events in interim period(s),

•	The fact that you performed a reconciliation to market capitalization, disclosing the control premium used in that reconciliation and a discussion of why it was reasonable.

•
Consider the need to include a discussion of the Hawaii Market reporting unit that addresses its sensitivity to fair market value changes and quantifies the amount of further deterioration in fair value that would be needed before you would be required to perform the second step of the goodwill impairment test.

Response:

The Company notes the Staff’s comment and in future filings intends to include the following disclosures about the Company’s goodwill impairment analysis:

“In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), we review the carrying amount of goodwill for impairment on an annual basis. Additionally, we perform an impairment assessment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value of goodwill and other intangible assets may not be recoverable. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in impairments to goodwill. Absent any impairment indicators, we perform our annual goodwill impairment test during the fourth quarter of each fiscal year.

Our impairment assessment of goodwill and other intangible assets involves the estimation of future cash flows and the fair value of reporting units to which goodwill is allocated. We reconcile the estimated fair values of our reporting units to our total market capitalization plus a control premium. Estimating future cash flows and determining fair values of the reporting units is judgmental and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of the impairment charge.

In the second quarter of 2008 and fourth quarter of 2007, we experienced significant declines in our market capitalization which we determined were indicators that impairment tests were required under SFAS 142. As a result of our impairment tests at June 30, 2008 and December 31, 2007, we determined that the goodwill associated with our Commercial Real Estate reporting unit, which includes the California residential construction loan portfolio, was impaired and we consequently recorded non-cash charges of $94.3 million and $48.0 million in the second quarter of 2008 and fourth quarter of 2007, respectively. The goodwill associated with our Hawaii Market reporting unit was not considered to be impaired at any of these periods.

The reconciliation of fair value estimates of the reporting units to our total market capitalization in the second quarter of 2008 and fourth quarter of 2007 included implied control premiums of 15.5% and 31.7%, respectively. We compared these implied control premiums to observable transaction premiums for other financial institutions from publicly available data sources and concluded that they were reasonable at each period end.

At December 31, 2008, we do not have any goodwill associated with our Commercial Real Estate reporting unit and all remaining goodwill at December 31, 2008 is attributable to our Hawaii Market reporting unit.”

In the event that the Company’s market capitalization continues to decline, the Company will evaluate the need to include a discussion of the Hawaii Market reporting unit’s sensitivity to fair market value changes.

Note 22. Fair Value of Financial Instruments, page 86

Loans, page 86

5.
Please refer to your response to prior comment 4 of our comment letter dated October 16, 2008. While it is not entirely clear from your response how your historical policy for measuring fair value of loans captures fair value based on the guidance in paragraph 61 of SFAS 107 because it seems you rely solely on the allowance for loan and lease losses to capture market premiums for credit risk, please tell us how your policy will change with the implementation of SFAS 157.

Response:

In connection with the adoption of SFAS 157, the Company intends to apply the discount rate adjustment technique as prescribed in Appendix B of the SFAS to formulate appropriate discount rates to be used in measuring the fair value of its loans under SFAS 107. The adjusted discount rates will be reflective of credit and interest rate risks inherent in the Company’s various loan types and will be derived from available market information, as well as specific borrower information.

Form 10-Q for the period ended June 30, 2008

6.
Please refer to your response to prior comment 5 of our comment letter dated October 16, 2008. Please tell us and revise future filings to discuss the nature of the collateral underlying your privately issued mortgage backed-securities, their credit ratings and absence or existence of any associated credit enhancements.

Response:

The collateral underlying the Company’s privately issued mortgage-backed securities are comprised of jumbo non-conforming prime residential mortgages. The Company is in senior positions within each arrangement and all of the Company’s privately issued mortgage- backed securities contain one or more of the following forms of credit protection:

•
Cross-collateralization – Subordination within each arrangement provides additional support for other classes within the respective arrangements. Excess collateral is available to cover any losses that may occur.

•	Subordination – The mortgage-backed securities are structured such that payments to the junior classes are subordinated to senior classes.

•
Insurance Wrap – Third-party bond insurance companies guarantee timely payment of principal and interest on the mortgage-backed securities. The bond insurance companies are obligated to cover any losses that occur.

As of September 30, 2008, all of the Company’s privately issued mortgage-backed securities were rated “AAA” (or its equivalent) by one or more of the nationally recognized statistical rating organizations such as Moody’s or Standard & Poor’s. The “AAA” rated securities achieve their ratings through credit enhancements, primarily over-collateralization and subordination, which ensures the principal and interest payments to senior classes.

We note the Staff’s comment and in future filings the Company intends to include additional disclosures regarding underlying collateral, credit ratings and credit enhancements related to its privately issued mortgage-backed securities.

Please contact me at (808) 544-6882 if you have any further questions or comments concerning the foregoing. I can also be contacted via facsimile at (808) 544-0574.

Sincerely,

/s/ Dean K. Hirata
Dean K. Hirata
Vice Chairman and Chief Financial Officer